UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of January

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                        15 January 2007

                                BioProgress plc

                        Launch of two new products in US

London, UK, 15 January 2007: BioProgress plc ('BioProgress' or the 'Company')
(AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, today announces the launch of a further two new products within its US portfolio through its subsidiary Dexo LLC.

The first of these is SymPak®, a combination of two of Dexo's popular cough and cold products, Sinuvent® PE and Omnihist® II LA.  Each SymPak contains a
2-week regimen of 2 Sinuvent® PE tablets daily for the morning dose, and 1
Omnihist(R) II LA tablet daily for the evening dose.  The product was released in response to physician research that indicated a need for a product tailored to the active lifestyle of many working adults.  The product is designed to deliver a strong dose of antihistamine (Phenylephrine HCl) and expectorant
(Guaifenesin) in the morning without any sedating effects to the active patient;
then in the evening, it delivers a full dose of the same antihistamine coupled with a strong decongestant (Chlorpheniramine Maleate) and drying agent
(Methscopolamine Nitrate).  SymPak® will be marketed as a single prescription alternative to treat a full range of symptoms.

The second product is a liquid line extension of the Ah-Chew® range Ah-Chew®
Syrup, a 4 times per day product, to its popular Ah-Chew® line of products intended to treat cough and cold symptoms.  Ah-Chew® Syrup will be priced very competitively with over-the-counter cough and cold remedies while providing symptom relief from prescription-only quantities of active ingredients.

Both of the new products will be new entrants in the expanding US $25bn domestic cough cold market, and will be available throughout the US and supported by
Dexo's sales force. It is anticipated that the products will be launched in other countries subject to regulatory approvals.

Steve Martin, Chief Development Officer, said:

"The launch of these two new products into the US market is further proof of
BioProgress's commitment to build a healthy innovative specialty pharmaceutical business. We are pleased to continue our aggressive launch of new products into the market with the expectation of further launches over the coming months. The
Company is pushing ahead with the integration of its technology with these core brands in order to generate sustainable revenue streams."

For further information:

BioProgress Plc                             + 44 (0) 20 7098 9881
Richard Trevillion, CEO
Steve Martin, CDO

Buchanan Communications                     + 44 (0) 20 7466 5000
Rebecca Skye Dietrich / Mark Court

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems.
Listed on London's AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL™ polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934.  To the extent that this announcement contains certain
"forward-looking statements" within the meaning of the Private Securities
Litigation Reform Act of 1995, this paragraph applies.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from the expectations contained in the forward-looking statements.  The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation.  Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company's filings with the
Securities and Exchange Commission.  The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice.  The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: January 15, 2007